

August 30, 2010

Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York, 10016

> **Re: Phillips-Van Heusen Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed March 31, 2010**
> **Forms 8-K filed May 24, 2010**
> **File No. 001-07572**

Dear Mr. Chirico:

We have reviewed your filing and your letter dated July 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statement Schedules, page 42

1. We note your response to comment one of our letter dated July 13, 2010 and reissue that comment. Please file a complete copy of your Second Amended and Restated Credit Agreement, including all attachments, as an exhibit to your next periodic report. The various attachments to agreements filed pursuant to Item 601(b)(10) of Regulation S-K must also be filed and future changes do not necessarily rectify past non-compliance.

Notes to Consolidated Financial Statements, page F-6

2. Acquisitions, page F-9

Acquisition of CMI, page F-10

2. We note your response to comment two of our letter dated July 13, 2010. We further note on page F-10 of your February 1, 2009 Form 10-K that as part of the CMI transaction, you granted Warnaco certain new licenses and expanded certain existing license rights. Please tell us the significant terms of these licenses and license rights, including the length and any consideration that Warnaco initially paid to you, and explain to us how you account for them.

3. We note in your response to comment two (b) of our letter dated July 13, 2010 that you accounted for the acquisition of CMI as a business combination pursuant to SFAS 141. Please provide us with a condensed balance sheet showing the final amount you assigned to each major asset and liability caption of CMI at the acquisition date. Also, tell us how you determined the fair value of the Collection License (*i.e.*, the right to operate the global Calvin Klein collection business) held by CMI for the purpose of this purchase price allocation.

Item 2.02 and 9.01 Form 8-K filed May 24, 2010

Ex. 99.1

4. We note your response to comment three of our letter dated July 13, 2010. We believe that the presentation of the full non-GAAP consolidated income statements attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP selling, general and administrative expenses and non-GAAP other loss, et al.), and may give the impression that the non-GAAP income statements represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. As an alternative, you may present a non-GAAP performance measure reconciled to GAAP net (loss) income to convey how you evaluate your performance.

Consolidated Income Statements, page 10

5. We note your response to comments four and five of our letter dated July 13, 2010. Please confirm that you will enhance your non-GAAP disclosure in the future to describe both how the tax effects are calculated and how the tax rates were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark D. Fischer, Esq.
        Fax: 212-381-3993